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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO

RULE 13a-16 AND 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of:                                                                                                   August, 2005

Commission File Number:                                                                                               000-49946

Alamos Gold Inc.

(Translation of registrant's name into English)

Suite 1503, 110 Yong Street

Toronto, Ontario, Canada  M5C 1T4

(Address of principal executive offices)

Suite 1400 - 400 Burrard Street

Vancouver, British Columbia, Canada  V7X 1A6

(Former Name or Former Address, if Changed Since Last Report)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F..... Form 40-F..XXX

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of  a Form  6-K if submitted solely  to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a  press  release,  is  not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No ..XXX...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the  form displays a currently valid OMB control number.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALAMOS GOLD INC.

(Registrant)

August 19, 2005

By: /s/ Sharon L. Fleming

Date

Sharon L. Fleming

Corporate Secretary

CREDIT AGREEMENT

THIS CREDIT AGREEMENT (as the same may be amended, modified or supplemented from time to time, the "Agreement") dated as of the 21st day of July, 2005, among STANDARD BANK PLC, a bank organized under the laws of England  (the "Bank"), MINAS DE ORO NACIONAL, S.A. DE C.V., a company organized under the laws of Mexico (the "Borrower"), and ALAMOS GOLD INC., a company organized under the laws of British Columbia (the “Guarantor"), recites and provides:

RECITALS

The Bank has agreed to establish a revolving credit facility in favor of the Borrower (the "Facility").  The Bank and the Borrower have agreed that advances under the Facility shall be made on the terms, covenants and conditions set forth in this Agreement.

The Bank has agreed to establish a hedging facility pursuant to which the Bank and Borrower and/or the Guarantor may enter into certain Specified Transactions.

The Guarantor has agreed to guarantee the obligations of the Borrower to the Bank under the Facility, ISDA Master Agreement and any other Hedging Obligations.

AGREEMENT

NOW, THEREFORE, for and in consideration of the mutual covenants set forth in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Bank, the Borrower and the Guarantor agree as follows:

SECTION 1.

Definitions.

As used in this Agreement, the following capitalized terms shall have the following meanings:

1.1

“Applicable Margin” means 2.75% per annum.

1.2

“Banking Day” means a day other than a Saturday or Sunday (i) on which dealings in Dollar deposits are carried out in the London interbank market, if the applicable Banking Day relates to any determination of LIBOR, or (ii) on which commercial banks are not required or authorized by law to close in London, England.

1.3

“Current Assets” means, as of the date of determination, all assets, except for any loans to Affiliates or Subsidiaries, which would, in accordance with GAAP, be classified as current assets on the consolidated balance sheet of the Guarantor.

1.4

“Current Liabilities” means, as of the date of determination, all liabilities which would, in accordance with GAAP, be classified as current liabilities on the consolidated balance sheet of the Guarantor.

1.5

“Current Ratio” means, in respect of the Guarantor on any given day, the ratio obtained by dividing the Borrower’s Current Assets by the Borrower’s Current Liabilities.

1.6

“Debentures” means the 5.50% Convertible Unsecured Subordinated Debentures issued by the Guarantor and maturing on February 15, 2010.

1.7

“Facility” has the meaning set forth in the Recitals.

1.8

“Facility Note” means a promissory note, in form and substance satisfactory to the Bank and dated the date of this Agreement, in the principal amount of the Facility, made by the Borrower and payable to the order of the Bank (as the same may be amended, modified or supplemented from time to time).

1.9

“GAAP” means generally accepted accounting principles as consistently applied in Canada.

1.10

“Guaranty” means a guaranty agreement, in form and substance satisfactory to the Bank and dated the date of this Agreement, from the Guarantor in favor of the Bank (as amended, modified or supplemented from time to time).

1.11

“Hedging Contracts” means with respect to any person or entity, including the Borrower, all commodity swap arrangements, interest rate swap agreements, interest rate cap agreements and interest rate collar agreements, foreign exchange forward contracts, and all other agreements, options or arrangements designed to protect such person or entity against fluctuations in interest rates, currency purchase rates or precious metal prices, including, but not limited to, Specified Transactions entered into by the Bank and Borrower.

1.12

“Hedging Obligations” means at any time the amount equal to the sum of all debts and liabilities (contingent or otherwise) of the Borrower to the Bank under all present and future Hedging Contracts.

1.13

“Interest Period” means one, two, or three months, at the Borrower’s option; provided, that:

(a)

any Interest Period that would otherwise end on a day that is not a Banking Day shall be extended to the next succeeding Banking Day unless such Banking Day falls in another calendar month, in which case such Interest Period shall end on the next preceding Banking Day;

(b)

any Interest Period that begins on the last Banking Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Banking Day of the calendar month at the end of such Interest Period; and

(c)

no Interest Period shall extend beyond the Termination Date.

1.14

 “ISDA Master Agreement” means the  ISDA Master Agreement dated the date of this Agreement between the Bank (as Party A thereunder) and the Borrower (as Party B thereunder), together with the Schedule and Confirmations referred to therein.

1.15

 “LIBOR” means for any relevant period:

(a)

the rate per annum (rounded upwards to the nearest four decimal places) which is the offered rate at or about 11:00 a.m. London time on the relevant Rate Fixing Day for dollar deposits for a period equal to the relevant period which appears on the display designated as the British Bankers’ Association Interest Settlement Rate as quoted on the Reuters’ Screen page no. LIBOR01 (or such other page for the purpose of so displaying the British Bankers’ Association Interest Settlement Rate for London interbank offered rates) and, in the absence of any such replacement page, such other page or any other quoting service as the Bank and the Borrower may agree; or

(b)

if no such interest rate (or such replacement is available), the arithmetic mean (rounded upwards to the nearest whole multiple of 1/16%) of the rates per annum (as quoted to the Bank at its request) at which the Reference Bank was offering Dollar deposits in an amount comparable to the amount of the Facility or overdue amount, as the case may be, to leading banks in the London interbank market for a period equal to the relevant period at or about 11:00 a.m. on the applicable Rate Fixing Day (for the purposes of this definition, “relevant period” means the period in respect of which LIBOR fails to be determined on that day in relation to the Facility or overdue amount).

1.16

“Liens” means any mortgage, deed of trust, assignment, pledge, lien, security interest, charge or encumbrance, including, without limitation, the right of a vendor under a conditional sale contract or the lessor under a capitalized lease.

1.17

“Loan Documents” mean this Agreement, the Facility Note, the Guaranty, the Hedging Contracts, the Warrant Certificate, the Subordination Agreement, and any other documents executed and delivered in connection with the Indebtedness (as amended, modified or supplemented from time to time).

1.18

“Mulatos Project” means the development of a gold mine through the exploration and development of a portion of the Mulatos mineral deposit located on the Borrower’s Salamandra property in Mexico.

1.19

“Notice of Borrowing”  means a written notice from the Borrower to the Bank substantially in the form of Exhibit A, which notice must be received by the Bank not later than 11:00 a.m., London time, three (3) business days prior to the requested date of disbursement, which notice shall specify:  (i) the proposed date of the borrowing , which shall be a Banking Day; (ii) the aggregate principal amount of the loan requested by the Borrower, not to exceed the amount set forth in Section 2.1; and (iii) payment instructions with respect to the funds to be made available to the Borrower as a result of such borrowing.

1.20

“Payment Date” the last day of each Interest Period.

1.21

“Rate Fixing Day” in relation to any period for which an interest rate is to be determined hereunder, means the day on which quotations would ordinarily be given by prime banks in the London Interbank Market for deposits in dollars for delivery on the first day of that period.

1.22

“Reference Bank” means the principal London offices of Standard Bank Plc or such other bank as may be agreed by the Borrower and the Bank from time to time.

1.23

“Specified Transactions” shall have the meaning set forth in the ISDA Master Agreement.

1.24

“Subordination Agreement” means the Subordination Agreement dated the date of this Agreement by and among the Bank, the Borrower, and the Guarantor.

1.25

"Tangible Net Worth" means, at any time, amounts that would be included under shareholders' equity on the balance sheet of the Guarantor in accordance with GAAP, provided that, in any event, such amounts are to be net of amounts carried on the books of the Guarantor for (1) any write-up in the book value of any assets of the Guarantor resulting from a revaluation subsequent to the date of this Agreement, (2) treasury stock, (3) unamortized debt discount expense, (4) any cost of investments in excess of net assets acquired at any time of acquisition by the Guarantor, (5) loans, advances or other amounts owed to the Guarantor by any affiliate, except loans, advances or other amounts owing between Guarantor and Borrower (6) leasehold improvements, and (7) patents, patent applications, copyrights, trademarks, trade names, goodwill, research and development costs, organizational expenses, capitalized software costs and other like intangibles.

1.26

 “Termination Date” means the date that is 364 days after the date of this Agreement, as such date may be extended from time to time at the request of the Borrower and agreement of the Bank in accordance with Section 2.2.

1.27

“Warrant Certificate” means a share purchase warrant certificate between the Bank and the Guarantor dated the date of this Agreement pursuant to which the Guarantor grants 350,000 common share warrants to the Bank exercisable to purchase 350,000 Common Shares of the Guarantor at a price of C$_______ per share for a period of twenty-four (24) months, on the terms and conditions of such certificate.

SECTION 2.

The Facility

2.1

Amount.  Subject to the terms and conditions of this Agreement, the Bank agrees to make advances under the Facility to the Borrower from time to time.  The aggregate principal amount of advances under the Facility outstanding at any time shall not exceed US$ 10,000,000.

2.2

Termination Date.  The Borrower may borrow, repay and reborrow amounts under the Facility until the Termination Date.  Borrower may request a single 364 day extension of the Termination Date by written notice to the Bank no more than 90 days and no less than 45 days prior to the then applicable Termination Date.  Borrower may request such an extension no more than two times.  Any extension shall be at the sole discretion of the Bank.  If the Bank agrees to any such extension, the Borrower shall pay an extension fee of US$25,000 payable on the granting of each extension by the Bank.

2.3

Purpose.  The proceeds of advances under the Facility shall be used for general corporate purposes, including, but not limited to, capital expenditures, investments, general working capital and acquisitions.

2.4

Interest.

(a)

The rate of interest applicable to outstanding principal amount of the Facility during an Interest Period shall be the rate per annum which is equal to the sum of:

(1)

LIBOR for the applicable Interest Period on the Rate Fixing Day; and

(2)

the Applicable Margin.

(b)

Accrued interest shall be paid in arrears on each Payment Date.

2.5

Facility Note.  The Borrower's obligation to pay the principal amount of all advances of the Facility, together with accrued interest, shall be evidenced by the Facility Note.  The unpaid principal balance of the Facility Note, together with any accrued and unpaid interest, shall be payable on the Termination Date.

2.6

Cancellation.  The Borrower may cancel the Facility by giving at least 30 days' prior written notice of the effective date of such cancellation to the other.  Upon the effective date of such cancellation, the Borrower shall no longer be entitled to obtain advances under the Facility.  Nothing in this Section 2.6 shall require the Bank to make any advance under the Facility if the conditions precedent to such advance have not been satisfied.

SECTION 3.

Payments, Computations, Fees and Charges

3.1

Payments.  All payments due with respect to this Agreement or the Facility shall be made, without setoff, in immediately available funds to the Bank in accordance with the payment instructions set forth in the Facility Note.  The Bank is authorized, but shall be under no obligation, to charge any deposit account maintained by the Borrower with the Bank or any affiliate of the Bank for any payments due to the Bank with respect to this Agreement or the Facility.  Payments shall be applied first to accrued late charges, next to accrued fees, next to accrued interest and then to principal.

3.2

Default Charges.  Upon the occurrence and during the continuation of an Event of Default under this Agreement, the rate at which interest accrues on the Facility Note shall be increased to an amount equal to the rate of interest then in effect under the Facility Note plus 2% per annum.

3.3

Fees.  The Borrower agrees to pay to the Bank a standby commitment fee equal to 0.75% per annum of the difference between (1) the maximum principal amount of the Facility, and (2) the average daily balance of amounts outstanding under the Facility.  The commitment fee shall be payable quarterly in arrears on the first business day in Canada following each immediately preceding calendar quarter.

3.4

Computations.  Interest and fees shall be computed on the basis of a year of 360 days and actual days elapsed.

3.5

Increased Costs.  The Borrower agrees to reimburse the Bank for any regulatory costs or expenses incurred by the Bank in connection with its obligations under this Agreement, including, without limitation, costs arising out of the Bank's compliance with capital adequacy guidelines, reserve requirements and deposit insurance regulations.  A statement of the costs incurred shall be rendered to the Borrower by the Bank, setting forth the method of calculation, and such increased costs shall be paid to the Bank by the Borrower within 15 days after such statement is received by the Borrower.

SECTION 4.

Third Party Agreements

4.1

Indebtedness.  As used in this Agreement, the term "Indebtedness" means all present and future indebtedness of the Borrower to the Bank, whether direct or indirect, fixed or contingent, due or to become due, several, joint or joint and several in connection with the Facility, the Facility Note, the ISDA Master Agreement or any other Hedging Obligations.

4.2

Guaranty.  The Indebtedness shall be guaranteed by the Guarantor pursuant to this Agreement and the provisions of the Guaranty.

SECTION 5.

Conditions

5.1

Conditions Precedent to Closing.  In addition to any other conditions stated in this Agreement, the following conditions must be satisfied prior to the Bank making the first disbursement under this Agreement:

(a)

Loan Documents.  Receipt by the Bank of appropriately completed and duly executed originals of the Loan Documents;

(b)

Hedging Contracts.  The Borrower and the Bank shall have entered into the ISDA Master Agreement in form and substance satisfactory to the Bank.

(c)

Warrant Certificate.  The Guarantor will have issued to the Bank 350,000 common share warrants of the Guarantor with an exercise price C$5.80, which warrants shall be exercisable at any time prior to July 21, 2007 and otherwise be on terms and conditions set forth in the Warrant Certificate.

(d)

Notice of Borrowing.  The Bank shall have received from the Borrower a Notice of Borrowing.

(e)

Corporate Documents.  Receipt by the Bank of (1) certified copies of the articles or certificate of incorporation and bylaws (or similar constituent documents) of the Borrower and the Guarantor, (2) appropriate resolutions of the boards of directors of the Borrower and the Guarantor authorizing the execution, delivery and performance of the Loan Documents, (3) current certificates as to the good standing or qualification to do business, as applicable, of the Borrower and the Guarantor in their respective jurisdictions of organization and each other jurisdiction in which either does business, and (4) certificates of the secretaries (or other appropriate corporate officer) of the Borrower and the Guarantor as to the incumbency and signatures of the officers of such corporations authorized to execute and deliver the Loan Documents;

(f)

Opinion.  Receipt by the Bank of the opinions of Larios, Rodriguez del Bosque y de Buen, as Mexican counsel to the Borrower, Axium Law Group, as Canadian counsel to the Guarantor, and Hunton & Williams LLP, as New York counsel to the Bank, each in form and substance satisfactory to the Bank;

(g)

No Default.  No event shall have occurred and be continuing that constitutes an Event of Default (as defined below), or that would constitute an Event of Default but for the requirement that notice be given or that a period of time elapse, or both;

(h)

Representations.  All representations and warranties contained in this Agreement shall be true and correct as of the date of the first disbursement under this Agreement;

(i)

Satisfactory Documents.  All documents delivered pursuant to this Agreement must be in form and substance satisfactory to the Bank and its counsel, and all legal matters incident to this Agreement must be satisfactory to the Bank's counsel; and

(j)

Market Conditions.  There shall not have occurred between the date of this Agreement and the first request for disbursement hereunder any event or circumstance that is material and adverse to the Mulatos Project, the construction thereof, or the ability of the Borrower to pay any amounts to become due under this Facility, in each case as determined by the Bank in its sole discretion, acting reasonably;

5.2

Subsequent Disbursements.  The following conditions must be satisfied prior to any subsequent disbursements under this Agreement:

(a)

No Default.  No event shall have occurred and be continuing that constitutes an Event of Default (as defined below), or that would constitute an Event of Default but for the requirement that notice be given or that a period of time elapse, or both, either before or after such disbursement;

(b)

Representations.  All representations and warranties contained in this Agreement shall be true and correct as of the date of the disbursement with the same effect as though made on such date, both before and after giving effect to such disbursement, except that the representations and warranties set forth in Section 6.4 shall be deemed to apply to the most recent financial statements furnished by the Borrower to the Bank prior to such disbursement; and

(c)

Legal Matters.  All legal matters incident to the advance of the disbursement will be satisfactory to the Bank and its counsel.

(d)

Notice of Borrowing.  The Bank shall have received from the Borrower a Notice of Borrowing.

(e)

Market Conditions.  There shall not have occurred between the date of this Agreement and any subsequent request for disbursement any event or circumstance that is material and adverse to the Mulatos Project, the construction thereof, or the ability of the Borrower to pay any amounts due or to become due under this Facility, in each case as determined by the Bank in its sole discretion, acting reasonably.

Each borrowing by the Borrower shall be deemed to be a representation and warranty by the Borrower on the date of such borrowing as to matters specified above in subparagraphs (b), (c) and (d) of this Section 5.2.

SECTION 6.

Representations and Warranties

In order to induce the Bank to extend credit to the Borrower and enter into the Hedging Contracts, the Borrower and the Guarantors represent and warrant as follows:

6.1

Organization.  Each of the Borrower and the Guarantor is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and each is in good standing (or equivalent thereof) under the laws of each other jurisdiction in which such qualification is required.  Neither the Borrower nor the Guarantor has any subsidiaries (other than, in the case of the Guarantor, the Borrower, Minera Bienvendidos, S.A. de C.V. and Minas La Fortuna S.A. de C.V.).

6.2

Execution and Delivery.  Each of the Borrower and the Guarantor has the corporate power, and has taken all the necessary corporate actions, to execute and deliver and perform its obligations under the Loan Documents, and the Loan Documents, when executed and delivered, will be binding obligations of the Borrower and the  Guarantor, enforceable in accordance with their terms.

6.3

Corporate Power.  Each of the Borrower and the Guarantor has the corporate power and authority to own its properties and to carry on its business as now being conducted.

6.4

Financial Statements.  All financial statements and information delivered to the Bank by the Borrower and the Guarantor (including, without limitation, the Borrower's balance sheet and income statement for the period of 3 months ended on March 31, 2005) are correct and complete and present fairly the financial conditions, and reflect all known liabilities, contingent or otherwise, of the Borrower or the Guarantor as of the dates of such statements and information, and since such dates no material adverse change in the assets, liabilities, financial condition, business or operations of the Borrower or the Guarantor has occurred.  All of the foregoing financial statements of the Guarantor were prepared in accordance with GAAP.

6.5

Taxes.  All tax returns and reports of the Borrower and the Guarantor required by law to be filed have been duly filed, and all taxes, assessments, other governmental charges or levies (other than those presently payable without penalty or interest and those that are being contested in good faith in appropriate proceedings) upon the Borrower and the Guarantor and upon any of their properties, assets, income or franchises, that are due and payable have been paid.

6.6

Litigation.  Except as set out in Schedule 6.6, there is no action, suit or proceeding pending or, to the knowledge of the Borrower or the Guarantor, threatened against or involving the properties or assets of the Borrower or the Guarantor that, either in any case or in the aggregate, may result in any material adverse change in the business, properties or assets or in the condition, financial or otherwise, of the Borrower or the Guarantor, or that may result in any material liability on the part of the Borrower or the Guarantor, or that questions the validity of any of the Loan Documents or any action taken or to be taken in connection with the Loan Documents.  No matter set forth in Schedule 6.6, if determined adversely to the Borrower, will adversely affect the current mine plan for the Mulatos Project or any parcel of land or other asset that comprises a material part of the Mulatos mineral deposit.

6.7

No Breach.  The execution and delivery of the Loan Documents, and compliance with the provisions of the Loan Documents, will not conflict with or violate any provisions of law or conflict with, result in a breach of, or constitute a default under the charter or bylaws of the Borrower or the Guarantor, any judgment, order or decree binding on the Borrower or any Guarantor, or any other agreements to which the Borrower or any Guarantor is a party, including the Debentures.

6.8

Ranking.  The obligations of the Borrower and the Guarantor under the Loan Documents will (i) constitute direct, general and unconditional and unsubordinated obligations of the Borrower ranking at least pari passu in priority of payment and in all other respects with the highest ranking Indebtedness of the Borrower, with the exception of any Indebtedness ranking senior by operation of law (and not by agreement) and any secured equipment financing loans permitted under this Agreement and (ii) in respect of the Debentures, be senior and rank in right of payment prior to the Debentures.

6.9

No Defaults.  Neither the Borrower nor the Guarantor is in default with respect to any obligation under any material contract or other agreement which may result in a material adverse change in the business, properties or assets of the Borrower or the Guarantor.

6.10

Approvals.  No authorizations, approvals or consents of, and no filings and registrations with, any governmental or regulatory authority or agency are necessary for the execution, delivery or performance of the Loan Documents by the Borrower and the Guarantor other than the Toronto Stock Exchange.

6.11

Title to Assets.  Each of the Borrower and the Guarantor have good and marketable title to all of its assets, subject only to the liens and security interests permitted by this Agreement.

SECTION 7.

Covenants of the Borrower and Guarantor

In consideration of credit extended or to be extended by the Bank, the Borrower and the Guarantor, as applicable, covenant and agree as follows:

7.1

Financial Information.  The Borrower shall deliver to the Bank (a) within 45 days after the conclusion of each quarter of each fiscal year of the Borrower, internally prepared financial statements of the Borrower, including a balance sheet and income statement, certified to be accurate by the president, treasurer or chief financial officer (or other appropriate and authorized officer) of the Borrower or Guarantor (b) within 90 days after the end of its fiscal year, a certificate of the president, treasurer or chief financial officer (or other appropriate and authorized officer) of the Borrower stating that the Borrower is not in default under this Agreement or the other Loan Documents and (c) from time to time, such other financial data and information regarding the Borrower or the Guarantor as the Bank reasonably may request.

7.2

Other Information.  The Borrower shall provide to the Bank within 20 days of the end of each calendar month:

(a)

Prior to the completion of construction of the Mulatos Project, a monthly construction progress report which shall include an estimate of the remaining cost to complete the construction of the Mulatos Project, as well as a comparison of actual costs to date versus budgeted costs to date; and

(b)

Following the completion of construction of the Mulatos Project, a monthly mine operating report in a form reasonably satisfactory to the Bank.

7.3

Taxes.  Each of the Borrower and Guarantor shall pay or cause to be paid all taxes, assessments or governmental charges lawfully levied or imposed on or against it and its properties prior to the time they become delinquent; provided that this covenant shall not apply to any tax, assessment or charge that is being contested in good faith and with respect to which adequate reserves as determined in good faith by the Borrower or Guarantor have been established and are being maintained.

7.4

Compliance with Laws.  Each of the Borrower and Guarantor shall comply with all laws and regulations applicable to it.

7.5

Maintain Existence.  Each of the Borrower and Guarantor shall maintain its corporate existence in good standing, maintain and keep its properties in good condition, comply at all times with the provisions of all leases to which it is a party and maintain adequate insurance for all of its property with financially sound and reputable insurers.  The Borrower shall remain in the same line of business as it is in on the date of this Agreement and shall not enter into any new lines of business without the prior written consent of the Bank.

7.6

Notices.  As soon as it has actual knowledge, the Borrower and the Guarantor shall notify the Bank of (a) the institution or threat of any material litigation or administrative proceeding of any nature involving the Borrower or the Guarantor, and (b) the occurrence of an Event of Default under this Agreement, or any event that, with the giving of notice or lapse of time, or both, would constitute an Event of Default.

7.7

Books and Records.  The Borrower shall maintain complete and accurate books of account and records.  The principal books of account and records shall be kept and maintained at the

Borrower’s office located Guerrero 109 Sur Int. 16Col. Centro, Hermosillo, Sorora Mexico.  The Borrower shall not remove such books of account and records without giving the Bank at least 30 days' prior written notice.  The Borrower, upon reasonable notice from the Bank, shall permit the Bank, or any officer or employee of the Bank (a “Bank Representative”) to examine the books of account and records maintained by the Borrower at the sole cost of the Borrower.  The Borrower further agrees that if the Bank reasonably believes that an Event of Default has occurred or other event has occurred that with the giving of notice or passage of time would constitute an Event of Default, the Bank,a Bank Representative, or any agent designated by the Bank may audit and verify the books and records of the Borrower. Any such audit or verification shall be at the sole cost of the Bank unless at the time of the audit or verification there is an Event of Default that is continuing or such audit or verification reveals that an Event of Default has occurred or other event has occurred that with the giving of notice or passage of time would constitute an Event of Default.  All accounting records and financial reports of the Guarantor furnished to the Bank pursuant to this Agreement shall be maintained and prepared in accordance with GAAP.

7.8

Liens.  Without the prior written consent of the Bank, the Borrower shall not create, incur, assume or, to its knowledge, permit to exist any Liens of any kind or nature in or upon any of its assets except Liens created by any secured equipment finance loans permitted under this Agreement or Liens created or deposits made that are incidental to the conduct of the business of the Borrower, that are not incurred in connection with any borrowing or the obtaining of any credit and that do not and will not interfere with the use by the Borrower of any of its assets in the normal course of its business or materially impair the value of such assets for the purpose of such business.

7.9

Debt.  Without the prior written consent of the Bank, neither the Borrower nor the Guarantor shall incur or permit to exist any debt for borrowed funds, the deferred purchase price of goods or services or capitalized lease obligations, except for (a) trade debt incurred in the ordinary course of business, (b) the Indebtedness, (c) the Debentures (in the case of the Guarantor), (c) secured equipment finance loans in an amount up to US$10,000,000, (d) guarantees that may be agreed by the Bank, (e) advances and repayments between the Guarantor and the Borrower (which advances and repayments shall be subject to the Subordination Agreement) and (f) Hedging Contracts.

7.10

Hedging Arrangements.  The Borrower may not commit gold ounces under Hedging Contracts that exceed 70% of (a) projected gold production of the Mulatos Project and (b) the proved and probable mineral reserves of the Borrower (as  those terms are referenced, interpreted and applied under National Instrument 43-101 – Standards of Disclosure for Mineral Projects).  No Hedging Contract may be margined or contain provisions giving a counter-party the right to convert or require that the Hedging Contract become a margined contract upon review and election of such counter-party.  No Hedging Contracts may be used for speculation for the sole purposes of profit.

7.11

Contingent Liabilities.  Without the prior written consent of the Bank, the Borrower shall not guarantee, endorse, become contingently liable upon or assume the obligation of any person, or permit any such contingent liability to exist, except by the endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business and except for (a) guarantees that may be agreed by the Bank, and (b) Hedging Contracts.

7.12

Sale of Assets.  Without the prior written consent of the Bank, neither the Borrower nor the Guarantor shall sell, lease, assign or otherwise dispose of any of its assets except for (a) sales in the ordinary course of business of any product or service marketed by the Borrower or Guarantor, (b) the sale or other disposition for fair market value of obsolete or worn out property or other property not necessary for operations disposed of in the ordinary course of business, and (c) the sale of mineral properties that do not form part of the Mulatos mineral deposit or, do not at the time of such sale, contain proved and probable reserves (as those terms are referenced, interpreted and applied under National Instrument 43-101 – Standards of Disclosure for Mineral Projects).

7.13

Mergers and Acquisitions.  Without the prior written consent of the Bank, such consent not to be unreasonably withheld, the Borrower shall not merge or consolidate with, or acquire all or substantially all of the assets, stock, partnership interests or other ownership interests of, any other person.

7.14

Loans and Advances.  Without the prior written consent of the Bank, neither the Borrower nor the Guarantor shall make any loan or advance to any of its affiliates, shareholders, directors, officers or employees, or any other person, except for (a) the creation of accounts receivable in the ordinary course of business on terms that are no less favorable than would apply in an arm's-length transaction and (b) advances and repayments between Guarantor and Borrower (which advances and repayments shall be subject to the Subordination Agreement).

7.15

Dividends.  At all times during an Event of Default, neither the Borrower nor the Guarantor shall (a) declare or pay any dividends or make any other payments on its capital stock or (b) issue, redeem, repurchase or retire any of its capital stock, or make any distribution to its stockholders.

7.16

Subsidiaries and Joint Ventures.  Without the prior written consent of the Bank not to be unreasonably withheld, the Borrower shall not form any subsidiary, become a general or limited partner in any partnership or become a party to a joint venture.

7.17

Affiliates.  Without the prior written consent of the Bank not to be unreasonably withheld, neither the Borrower nor the Guarantor shall engage in business with any of its affiliates except (i) in the ordinary course of business and on terms that are no less favorable to the Borrower or the Guarantor than would apply in an arm's length transaction, and (ii) loans, advances or other amounts and the repayment of such amounts owing between Guarantor and Borrower .

7.18

Use of Proceeds.  The proceeds of the Facility shall be used only for the purposes described in this Agreement.

SECTION 8.

Covenants of the Guarantor

In consideration of credit extended or to be extended to the Borrower by the Bank, the Guarantor covenants and agrees as follows:

8.1

Financial Information.  The Guarantor shall provide the Bank with (a) within 90 days after the close of its fiscal year, audited financial statements prepared in accordance with GAAP, including a balance sheet and statements of income, stockholders' equity and cash flow, audited by an independent certified public accountant acceptable to the Bank, (b) within 45 days after the conclusion of each quarter of each fiscal year of the Guarantor, a certificate by the president, treasurer or chief financial officer (or other appropriate and authorized officer) of the Guarantor of its Tangible Net Worth and the Current Ratio; (c) within 90 days after the end of its fiscal year, a certificate of the president, treasurer or chief financial officer (or other appropriate and authorized officer) of the Guarantor stating that it is not in default under this Agreement or the Guaranty, and (d) such other financial information relating to such Guarantor as the Bank reasonably may request.

8.2

Financial Covenants.  The Guarantor shall maintain at all times (a) a Current Ratio of at least 1:1, and (b) Tangible Net Worth of not less than US$65,000,000.

8.3

Negative Pledge of Shares in Borrower.  Without the prior written consent of the Bank, the Guarantor shall not create, incur, assume or, to its knowledge, permit to exist any Liens of any kind or nature in or upon its shares in the Borrower.

8.4

Management.  The Guarantor shall continue in the same positions of executive authority and responsibility as are held by them with the Borrower as of the date of this Agreement.

8.5

Subordinated Debt.  The Guarantor shall not make any loan or advance to the Borrower unless such loan or advance is subordinated to the Indebtedness on terms set forth in the Subordination Agreement.

8.6

Contingent Liabilities.  Without the prior written consent of the Bank, Guarantor shall not guarantee, endorse, become contingently liable upon or assume the obligations or indebtedness of any person, or permit any such contingent liability to exist if, after giving effect to such indebtedness or obligations, the aggregate amount of such indebtedness and obligations would exceed US$ 500,000; provided, however, that the foregoing shall not apply to (a) the endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business, (b) the Guaranty, (c) any secured equipment finance loans of the Borrower as permitted by this Agreement, and (d) Hedging Contracts.

SECTION 9.

Default and Remedies

9.1

Events of Default.  Each of the following shall constitute an "Event of Default" under this Agreement:

(a)

Failure to Pay.  If the Borrower fails to make when due any payment owing to the Bank under the terms of this Agreement, the Facility Note or any other Loan Document, including the Hedging Contracts, and such failure shall continue for a period of 5 days after written notice of such failure has been given to the Borrower by the Bank (which may be a computer-generated late payment notice);

(b)

Failure to Give Notices.  If the Borrower fails to give the Bank any notice required by Section 7.6 of this Agreement within 15 days after it has actual knowledge of the event giving rise to the obligation to give such notice;

(c)

Failure to Permit Inspections.  If the Borrower refuses to permit the Bank to inspect the Borrower's books and records in accordance with the provisions of Section 7.7;

(d)

Failure to Observe Other Covenants.  If the Borrower or Guarantor fails to perform or observe any term, covenant, warranty or agreement contained in this Agreement (except as provided in Sections 9.1 (a), (b) and (c) above), in the other Loan Documents or in the Guaranty and such failure shall continue for a period of 30 days after written notice of such failure has been given to the Borrower and the Guarantors by the Bank;

(e)

Defaults under Loan Documents.  If any other event of default shall occur under the Facility Note, the Guaranty, the Hedging Contracts or any other Loan Document and shall not be cured within any applicable grace period;

(f)

Breach of Representation.  Discovery that any representation or warranty made by the Borrower or Guarantor in this Agreement, in the Guaranty, the Hedging Contracts or in any other

Loan Document, or any material statement or representation made in any certificate, report or opinion delivered pursuant to this Agreement or other Loan Document or in connection with any borrowing under this Agreement was materially untrue when made or made, or is breached in any material respect;

(g)

Voluntary Bankruptcy.  If the Borrower or Guarantor makes an assignment for the benefit of creditors, files a petition in bankruptcy, petitions or applies to any tribunal for any receiver or any trustee of the Borrower or Guarantor or any substantial part of the property of the Borrower or Guarantor, or commences any proceeding relating to the Borrower or Guarantor under any reorganization, arrangement, composition, readjustment, liquidation or dissolution law or statute of any jurisdiction, whether in effect now or after this Agreement is executed;

(h)

Involuntary Bankruptcy.  If, within 60 days after the filing of a bankruptcy petition or the commencement of any proceeding against the Borrower or Guarantor seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any present or future statute, law or regulation, the proceeding shall not have been dismissed, or, if within 60 days, after the appointment, without the consent or acquiescence of the Borrower or Guarantor, of any trustee, receiver or liquidator of the Borrower or Guarantor or all or any substantial part of the properties of the Borrower or Guarantor, the appointment shall not have been vacated;

(i)

Cross Default. If the Borrower or Guarantor defaults in any of its present or future material obligations, whether payment or performance, to (i) the Bank, (ii) any third-party or creditor in respect of the Debentures, secured equipment finance loans or Hedging Contracts, or (iii) any other third-party or creditorif such default results in a material adverse change in respect of the Mulatos Project or the financial or business condition of the Borrower or Guarantor unless and to the extent that the declaration of default has been rectified or is being contested in good faith in a court of appropriate jurisdiction;

(j)

Material Adverse Change.  A material adverse change occurs in respect of the Mulatos Project or the financial or business condition of the Borrower or Guarantor;

(k)

Judgment.  Other than in respect to the actions set forth in Schedule 6.6, if a judgment, attachment, garnishment or other process in excess of US$ 500,000 is entered against the Borrower or Guarantor and is not vacated or bonded within 10 days after entry;

(l)

Dissolution.  The dissolution, liquidation, or termination of existence of the Borrower or the Guarantor; or

(m)

Termination of Third Party Agreements.  If Guarantor gives written notice to the Bank purporting to terminate the obligations of such Guarantor under the Guaranty.

9.2

Remedies.  Upon the occurrence of an Event of Default (a) any obligation of the Bank to make advances under the Facility shall terminate, (b) the Bank, at its option, by written notice to the Borrower, may declare all Indebtedness to the Bank to be immediately due and payable, whether such Indebtedness was incurred prior to, contemporaneous with or subsequent to the date of this Agreement and whether represented in writing or otherwise, without presentment, demand, protest or further notice of any kind, and (c) the Bank may exercise all rights and remedies available to it under the Loan Documents and applicable law.  The Borrower agrees to pay all costs and expenses incurred by the Bank in enforcing any obligation under this Agreement or the other Loan Documents, including, without limitation, reasonable attorneys' fees.  No failure or delay by the Bank in exercising any power or right will operate as a waiver of such power or right, nor will any single or partial exercise of any power or right preclude any other future exercise of such power or right, or the exercise of any other power or right.

SECTION 10.

Miscellaneous

10.1

Other Defined Terms.  Each accounting term used in this Agreement, not otherwise defined, shall have the meaning given to it under GAAP.  The term "person" shall mean any individual partnership, corporation, trust, joint venture, unincorporated association, governmental subdivision or agency or any other entity of any nature.  The term "subsidiary" means, with respect to any person, a corporation or other person of which shares of stock or other ownership interest having ordinary voting power to elect a majority of the board of directors or other managers of such corporation or person are at the time owned, or the management of which it otherwise controlled, directly or indirectly, through one or more intermediaries, by such person.  The term "affiliate" means, with respect to any specified person, any other person that, directly or indirectly, controls or is controlled by, or is under common control with, such specified person.  All meanings assigned to defined terms in this Agreement shall be applicable to the singular and plural forms of the terms defined.

10.2

Notices.  All notices, requests, demands and other communications provided for in this Agreement shall be in writing and shall be delivered by hand, sent prepaid by Federal Express (or a comparable overnight delivery service), sent by facsimile or sent by United States or Canadian mail, certified, postage prepaid, return receipt requested, to the parties at their respective addresses set forth on the signature pages of this Agreement or at such other addresses as may be designated by such party from time to time in a writing forwarded in a like manner.  Any notice, demand or other communication delivered or sent in the manner aforesaid shall be deemed given or made (as the case may be) upon the earliest of (a) the date it is actually received, (b) the business day after the day on which it is delivered by hand or transmitted by facsimile, (c) the business day after the day on which it is delivered to Federal Express (or a comparable overnight delivery service), or (d) the third business day after the day on which it is deposited in the United States mail.

10.3

Successors and Assigns.  This Agreement will be binding upon and inure to the benefit of the Bank, the Borrower, the Guarantor and their respective successors, assigns, personal representatives, executors and administrators, provided that the Borrower may not assign or transfer its rights under this Agreement.

10.4

Entire Agreement.  Except for the other Loan Documents expressly referred to in this Agreement, this Agreement represents the entire agreement between the Bank, the Borrower and the Guarantor, supersedes all prior commitments and may be modified only by an agreement in writing.

10.5

Survival.  All agreements, covenants, representations and warranties made in this Agreement and all other provisions of this Agreement will survive the delivery of this Agreement and the other Loan Documents and the making of the advances under this Agreement and will remain in full force and effect until the obligations of the Borrower and the Guarantor under this Agreement and the other Loan Documents are fully discharged.

10.6

Governing Law.  THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK, UNITED STATES.

10.7

Submission to Jurisdiction; Waiver of Immunity.

(a)

Submission to Jurisdiction.  (i) The Borrower and Guarantor hereby (x) submit to the non-exclusive jurisdiction of the courts of the State of New York and the federal courts of the United States sitting in the Borough of Manhattan (collectively, the “New York Courts”), for the purpose of any action or proceeding arising out of or relating to the Loan Documents, provided that such non-exclusive jurisdictions shall not extend beyond Canada, the United States or Mexico, (y) irrevocably waive (to the extent permitted by applicable law) any objection which it now or hereafter may have to the laying of venue of any such action or proceeding brought in any of the New York Courts, and any objection on the ground that any such action or proceeding in any New York Court has been brought in an inconvenient forum, and (z) agree that (to the extent permitted by applicable law) a final judgment after all appeals have been exhausted in any such action or proceeding brought in a New York Court shall be conclusive and may be enforced in other jurisdictions including Mexico and Canada by suit on the judgment or in any other manner permitted by applicable law; and (ii) the Borrower and Guarantor irrevocably waive, to the fullest extent it may effectively do so now and in the future, the right to demand that the Bank post security for the costs of the Borrower, or to post a bond or take similar action, in any action or proceeding initiated against the Borrower in Mexico or Canada.

(b)

Appointment of Process Agent.  The Borrower and Guarantor hereby irrevocably appoints CT Corporation System (the “Process Agent”), with an office on the date hereof at 111 Eighth Avenue, New York, New York 10011, as its authorized agent with all powers necessary to receive on its behalf service of copies of the summons and complaint and any other process which may be served in any action or proceeding arising out of or relating to the Loan Documents in any of the New York Courts.  Such service may be made by mailing or delivering a copy of such process to the Borrower or Guarantor in care of the Process Agent at the Process Agent’s above address and the Borrower hereby irrevocably authorizes and directs the Process Agent to accept such service on its behalf and agrees that the failure of the Process Agent to give any notice of any such service to the Borrower or Guarantor shall not impair or affect the validity of such service or of any judgment rendered in any action or proceeding based thereon.  As an alternative method of service, the Borrower and Guarantor also irrevocably consent to the service of any and all process in any such action or proceeding by the mailing of copies by certified mail, return receipt requested, of such process to the Borrower or Guarantor at its address specified on the signature page of this Agreement.  If for any reason CT Corporation System shall cease to act as Process Agent, the Borrower and Guarantor shall appoint forthwith, in the manner provided for herein, a successor Process Agent qualified to act as an agent for service of process with respect to all New York Courts and acceptable to the Bank.

(c)

No Limitation.  Nothing in this Section 10.7 shall affect the right of any party hereto to serve legal process in any other manner permitted by law or limit the right of such party to bring any action or proceeding against the Borrower, Guarantor or their property in the courts of other jurisdictions.

(d)

Waiver of Immunities.  To the extent that the Borrower, the Guarantor or any of their properties has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, to the extent permitted by law the Borrower and Guarantor hereby irrevocably waives such immunity for itself and its property in respect of its obligations under the Loan Documents.

10.8

Waiver of Jury Trial.  EACH OF THE PARTIES HERETO HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES ANY RIGHTS IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION IN CONNECTION WITH ANY LOAN DOCUMENT.

10.9

Obligation to Make Payments in Dollars.  Payment in United States Dollars of all amounts due under the Loan Documents is of the essence, and United States Dollars shall be the currency of account in all events.

10.10

Financial Calculations.  All financial calculations to be made under, or for the purposes of, this Agreement, shall be determined in accordance with GAAP and applied on a consistent basis, and, except as otherwise required to conform to the definitions contained in Section 1 or any other provisions of this Agreement.

10.11

Expenses.  Whether or not any advances are made under this Agreement, the Borrower shall pay all out-of-pocket expenses incurred by the Bank in connection with the transactions contemplated by this Agreement, including any extension of this Facility, including, but not limited to, the reasonable fees and expenses of its counsel.

10.12

Headings.  Section headings are for convenience of reference only and shall not affect the interpretation of this Agreement.

10.13

Participations.  The Bank shall have the right to sell all or any part of its rights under the Loan Documents, and the Borrower and the Guarantor authorize the Bank to disclose to any prospective participant in the Facility any and all financial and other information in the Bank's possession concerning the Borrower or the Guarantor provided that the prospective participant enters into a confidentiality agreement in a form reasonably satisfactory to the Guarantor.

10.14

Third Party Beneficiary.  The parties do not intend the benefits of this Agreement or any other Loan Document to inure to any third party.

10.15

Counterparts.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same Agreement, and any of the parties to this Agreement may execute this Agreement by signing any such counterpart.

10.16

Waiver.  The rights of the Bank under this Agreement and the other Loan Documents shall be in addition to all other rights provided by law.  No waiver of any provision of this Agreement, or any other Loan Document, shall be effective unless in writing, and no waiver shall extend beyond the particular purpose involved.  No waiver in any one case shall require the Bank to give any subsequent waivers.

10.17

Severability.  If any provision of this Agreement or any other Loan Document is held to be unenforceable, such provision shall be fully severable and this Agreement or the applicable Loan Document shall be construed as if the unenforceable provision were not included in this Agreement or in such Loan Document.

10.18

No Setoffs.  No setoff, claim, counterclaim, reduction or diminution of any obligation or defense of any kind or nature that the Borrower or the Guarantor has or may have against the Bank (other than the defense of payment) shall be available against the Bank in any action, suit or proceeding brought by the Bank to enforce this Agreement or any other Loan Document.  The foregoing shall not be construed as a waiver by the Borrower or Guarantor of any such rights or claims against the Bank, but any recovery upon any such rights or claims shall be had from the Bank separately, it being the intent of this Agreement and the other Loan Documents that the Borrower and Guarantor shall be obligated to pay, absolutely and unconditionally, all amounts due under this Agreement and the other Loan Documents.

[SIGNATURES ON FOLLOWING PAGES.]

WITNESS the following signatures.

BANK:

BORROWER:

STANDARD BANK PLC

MINAS DE ORO NACIONAL, SA DE CV

By:   “Graeme Hutchison”

By:  “John A. McCluskey”

Name: Graeme Hutchison

Name: John A. McCluskey

Title:   Authorized Signatory

Title: President of the Board of Directors and

legal representative-attorney in fact

and

Address for Notices:

By:  “Mike Cooke”

Minas de Oro Nacional, S.A. de C.V.

Name: Mike Cooke

A wholly owned subsidiary of Alamos

Title:   Authorized Signatory

Gold Inc.

Guerrero 109 Sur Int 16

Address for Notices:

Col. Centro

Hermosillo, Sonora, Mexico, C.P. 83000

Standard Bank Plc.

Tel: (52) 662-217-3707

25 Cannon Bridge House

Fax: (52) 662-217-3716

Dowgate Hill

London, England EC4R-2SB

Attn: Loans Administration

GUARANTOR:

With a copy to:

ALAMOS GOLD INC.,

Standard Americas Inc.

By:  “Jon Morda”

320 Park Avenue, 19th Floor

Name: Jon Morda

New York, NY 10022

Title: Chief Financial Officer

Attn: Mining Finance – Portfolio Management Unit

(212) 407-5125

Address for Notices:

Alamos Gold Inc.,

110 Yonge Street, Suite 1503

Toronto, Ontario

Canada M5C 1T4

Telecopy Number: (416) 368-9932

Fax: (416) 368-9932

Exhibit A

Notice of Borrowing

From:

To:

Standard Bank

Dated:

Dear Sirs

(Facility Name)
US$ Credit Agreement

dated July 2005 (the "Agreement")

1.

We refer to the Agreement.  This is a Notice of Borrowing.  Terms defined in the Agreement have the same meaning in this Notice of Borrowing unless given a different meaning in this Notice of Borrowing.

2.

We request an advance on the following terms:

Proposed Borrowing Date of:

[      *      ] (or, if that is not a Business Day, the

next Business Day)

Amount:

[      *     ] (or, if less, the Available Facility)

Interest Period:

 [      *     ]

3.

We confirm that each condition specified in Clauses 5.1 (for the first advance) and 5.2 (for all subsequent advances), as applicable are satisfied on the date of this Notice of Borrowing.

4.

The proceeds of the Borrowing should be credited to [account].

5.

This Notice of Borrowing is irrevocable.

Yours faithfully

authorised signatory for

(Company Name)

By:
Name:
Title:

Schedule 6.6

Litigation

Legal proceeding between Minas de Oro Nacional, S.A. de C.V. (“MON”) as plaintiff and Gilberto Ocana Garcia (“Ocana”) as defendant with respect to a breach of an exploration agreement and failure to assign to MON a mining concession more particularly known as Title number 190634, Continuación la Virgencita.  On June 23, 2005, the ninth court (the “Court”) of the commercial state of Guadalajara, Jalisco, Mexico ruled in favour of MON, dismissed a counterclaim by Ocana and awarded MON their costs for both the claim and the counterclaim (the “June 23, 2005 Judgment”).

Although the time to appeal the June 23, 2005 Judgment expired July 14, 2005, Ocana may still launch an Amparo suit for the non-fulfillment of Ocana’s constitutional rights based upon the incorrect application and interpretation of legislation in the previous ruling by the Court.